EXHIBIT 99.1

AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2025 and 2024

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim financial statements.

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Amarc Resources Ltd
Condensed Interim Statements of Financial Positions
(Unaudited - Expressed in Canadian Dollars)

		September 30, 2025	March 31, 2025
	Note	($)	($)

ASSETS
Current assets
Cash	3	6,503,655	1,211,297
Amounts receivable and other assets	5	514,169	109,975
Marketable securities	4	6,207	22,086
		7,024,031	1,343,358
Non-current assets
Investment in Aurora Minerals	7	1	–
Restricted cash		514,828	514,828
Right-of-use asset	13	11,770	21,858
Total assets		7,550,629	1,880,044

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	8	4,380,475	780,923
Advanced contributions received	6(c),7	1,660,595	635,530
Balances due to related parties	11	264,039	278,238
Director's loan	9	991,768	966,304
Lease liability	13	15,950	26,417
		7,312,827	2,687,412

Non-current liabilities
Lease liability	13	–	2,347
Total liabilities		7,312,827	2,689,759

Shareholders' equity (deficiency)
Share capital	10	69,582,897	68,863,511
Reserves	10	4,324,637	4,267,374
Accumulated deficit		(73,669,732)	(73,940,600)
		237,802	(809,715)
Total liabilities and shareholders' equity		7,550,629	1,880,044

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

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Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive (Income) Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended September 30,		Six months ended September 30,
	Note	2025	2024	2025	2024
		($)	($)	($)	($)
Expenses
Exploration and evaluation	6	11,308,707	10,729,287	17,876,071	15,474,420

Administration		438,060	227,511	865,027	500,799
Legal, accounting and audit		150,403	4,865	184,628	13,348
Office and administration	12(b)	124,636	104,729	270,603	204,382
Rent		9,954	11,848	(4,195)	26,435
Shareholder communication		117,645	92,708	233,633	202,146
Travel and accommodation		29,460	7,331	147,727	25,568
Trust and regulatory		5,962	6,030	32,631	28,920

Equity-settled share-based compensation		23,596	76,082	85,861	141,266

Cost recoveries	6	(11,684,543)	(10,078,964)	(17,946,751)	(14,290,541)

		85,820	953,916	880,208	1,825,944
Other items
Finance income		(60,804)	(101,705)	(72,007)	(223,581)
Interest expense – director's loans	9	25,205	24,205	50,137	49,137
Accretion expense - office lease		538	1,271	1,268	2,711
Other fee income	6,7	(718,893)	(823,841)	(1,166,434)	(823,841)
Amortization of right-of-use asset		5,044	5,044	10,088	10,088
Transaction cost – director's loans	9	13,046	44,090	25,464	84,683
Foreign exchange loss		147	(99)	408	539
Net (income) loss		(649,897)	102,881	(270,868)	925,680

Other comprehensive (income) loss
Items that will not be reclassified subsequently to (income) loss:
Change in value of marketable securities	4	2,748	(44,939)	15,879	12,003
Total other comprehensive (income) loss		(647,149)	57,942	(254,989)	937,683

Basic and diluted (income) loss per share		(0.00)	0.00	(0.00)	0.00

Weighted average number of common shares outstanding		224,773,016	212,387,677	224,535,743	212,047,156

The accompanying notes are integral part of these condensed interim financial statements

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Amarc Resources Ltd.
Condensed Interim Statements of Changes in (Deficiency) Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2024	211,702,894	67,236,421	3,075,950	(1,593,390)	3,135,098	(70,027,712)	1,826,367
Net loss for the period	–	–	–	–	–	(925,680)	(925,680)
Other comprehensive loss for the period	–	–	–	(12,003)	–	–	(12,003)
Total comprehensive loss	–	–	–	(12,003)	–	(925,680)	(937,683)
Issuance of common shares pursuant to property agreement	100,000	7,500	–	–	–	–	7,500
Shares issued through exercise of options	2,300,000	134,500					134,500
Flow-through share premium liability	–	–	141,266	–	–	–	141,266
Balance at September 30, 2024	214,102,894	67,378,421	3,217,216	(1,605,393)	3,135,098	(70,953,392)	1,171,950

Balance at April 1, 2025	224,194,032	68,863,511	2,745,167	(1,612,891)	3,135,098	(73,940,600)	(809,715)
Net loss for the period	–	–	–	–	–	270,868	270,868
Other comprehensive loss for the period	–	–	–	(15,879)	–	–	(15,879)
Total comprehensive (income) loss	–	–	–	(15,879)	–	270,868	254,989
Issuance of common shares pursuant to property agreement	1,000,000	690,000	–	–	–	–	690,000
Shares issued through exercise of options	133,332	16,667	–	–	–	–	16,667
Fair value reversal of options exercised	–	12,719	(12,719)	–	–	–	–
Equity-settled share-based compensation	–	–	85,861	–	–	–	85,861
Balance at September 30, 2025	225,327,364	69,582,897	2,818,309	(1,628,770)	3,135,098	(73,669,732)	237,802

The accompanying notes are integral part of these condensed interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Six months ended September 30,
	Note	2025	2024
		($)	($)
Operating activities
Net income (loss) for the period		270,868	(925,680)
Adjustments for:
Amortization of right-of-use asset	13	10,088	10,088
Equity-settled share-based compensation		85,861	141,266
Office lease accretion per IFRS 16	13	1,268	2,711
Office base rent recorded as lease reduction per IFRS 16	13	(14,082)	(14,082)
Property acquisition and assessments costs		690,000	7,500
Transaction cost – director's loans	9	25,464	84,683

Changes in working capital items
Amounts receivable and other assets		(404,194)	(405,825)
Restricted cash		–	20,000
Accounts payable and accrued liabilities		3,599,552	1,847,810
Advanced contributions received	6(c),7	1,025,065	(2,301,141)
Balances due to related parties		(14,199)	65,085
Net cash used in operating activities		5,275,691	(1,467,585)
Financing activities
Proceeds from option exercise	10(a)	16,667	134,500
Net cash provided by financing activities		16,667	134,500

Net decrease in cash		5,292,358	(1,333,085)
Cash, beginning balance		1,211,297	9,007,042
Cash, ending balance		6,503,655	7,673,957

The accompanying notes are an integral part of these Interim financial statements.

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 14th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These unaudited condensed interim financial statements as at and for the three and six months ended September 30, 2025 (the “Interim Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at September 30, 2025, the Company had cash of $6,503,655, working capital deficiency of $288,796, and an accumulated deficit of $73,669,732.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Interim Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PRESENTATION

(a) Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS® Accounting Standards”) applicable to the preparation of interim financial statements, including International Auditing Standard (“IAS”) 34, Interim Financial Reporting. These Interim Financial Statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited financial statements for the year ended March 31, 2025, which have been prepared in accordance with IFRS® Accounting Standards.

These Interim Financial Statements have been prepared using accounting policies consistent with those used in the Company’s audited financial statements for the year ended March 31, 2025.

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Board of Directors of the Company authorized these Financial Statements for issuance on October 31, 2025.

(b) Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(c) New and amended IFRS Accounting Standards pronouncements

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates. The amendments provide guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for reporting periods beginning on or after January 1, 2025. These amendments do not have a significant impact on the Company’s financial statements.

IFRS 18 Presentation and Disclosures in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements. The objective of the new standard is to set out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. The new standard is effective for reporting periods beginning on or after January 1, 2027. Management is currently assessing the impact of the new standard on the Company's interim and annual financial statements.

Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued amendments to the classification and measurement of financial instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026. Management is currently assessing the impact of the new standard on the Company's interim and annual financial statements.

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3. CASH

The Company’s cash is invested in business accounts, which are available on demand by the Company. The cash balance at September 30, 2025 included $230,296 advance contributions to be spent on exploration expenditures and $1,430,299 deferred expenditures for services agreement (Note 7).

4. MARKETABLE SECURITIES

As at September 30, 2025, the fair value of its current holdings was $6,207 (March 31, 2025 - $22,086) and during the six months ended September 30, 2025 there was a negative change of fair value adjustment of $15,879 (September 30, 2024 – $12,003 negative change). The marketable securities include 550,000 units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on the TSX Venture Exchange.

As at September 30, 2025, the Company held the following marketable securities:

Company	Shares/Warrants Held	Cost	Fair Value At September 30, 2025	Fair Value At March 31, 2025	Change in Fair Value
	(#)	($)	($)	($)	($)
Carlyle Commodities Corp - Shares	550,000	907,500	5,500	8,250	(2,750)
Carlyle Commodities Corp - Warrants	550,000	727,000	–	–	–
Other	1,678,839	14,237	707	13,836	(13,129)
Total	2,778,839	1,648,737	6,207	22,086	(15,879)

5. AMOUNTS RECEIVABLE AND OTHER ASSETS

	September 30, 2025	March 31, 2025
	($)	($)
Sales tax refundable	495,279	65,444
Prepaid	18,890	44,531
	514,169	109,975

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

6. EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

During the three and six months ended September 30, 2025, the Company incurred $11,308,707 and $17,876,071 respectively (three and months ended September 30, 2024 - $10,729,287 and $15,474,420 respectively) on exploration and evaluation expenses and recovered $11,684,543 and $17,946,751 respectively (three and six months ended September 30, 2024 - $10,078,964 and $14,290,541 respectively) from the partners which have been included on the condensed interim statements of comprehensive (income) loss. The following tables summarize the exploration and evaluation expenses incurred.

	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended September 30, 2025	($)	($)	($)	($)	($)
Assays and analysis	14,915	278,924	327,435	6,327	627,601
Drilling	4,122	2,666,146	1,292,611	–	3,962,879
Environmental	–	1,714	2,790	–	4,504
Equipment rental	8,100	226,659	197,044	(2,182)	429,621
Freight	–	237,896	37,603	–	275,499
Geological, including geophysical	9,877	716,997	531,270	48,499	1,306,643
Graphics	90	594	1,139	–	1,823
Helicopter and fuel	–	1,505,405	921,643	11,451	2,438,499
Operations support	2,752	573,626	161,522	64,282	802,182
Property acquisition and assessments costs	–	2,424	5,093	691,560	699,077
Socioeconomic (1)	(2,739)	(33,942)	4,588	8,806	(23,287)
Travel and accommodation	2,553	376,158	402,612	2,344	783,667
	39,670	6,552,600	3,885,350	831,087	11,308,707
(1) Included reclassification of expenditures from previous quarter

	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended September 30, 2024	($)	($)	($)	($)	($)
Assays and analysis	26,102	392,881	223,008	456	642,447
Drilling	39,843	3,017,931	387,803	–	3,445,577
Environmental	5,615	5,749	6,589	41	17,994
Equipment rental	13,575	94,486	74,903	–	182,964
Freight	2,041	147,686	49,979	–	199,706
Geological, including geophysical	187,905	438,530	547,003	3,607	1,177,045
Graphics	2,136	–	1,440	–	3,576
Helicopter and fuel	455,260	1,920,128	461,301	–	2,836,689
Operations support	209,725	1,132,762	573,426	11,249	1,927,162
Property acquisition and assessments costs	7,254	1,110	13,760	2,860	24,984
Socioeconomic	30,022	32,939	35,031	6,889	104,881
Technical data	–	8,610	8,470	–	17,080
Travel and accommodation	3,060	85,615	60,507	–	149,182
	982,538	7,278,427	2,443,220	25,102	10,729,287

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

	IKE	JOY	DUKE	OTHER	TOTAL
Six months ended September 30, 2025	($)	($)	($)	($)	($)
Assays and analysis	47,304	412,038	380,812	30,727	870,881
Drilling	4,546	3,023,347	2,861,105	–	5,888,998
Environmental	330	9,801	11,587	–	21,718
Equipment rental	8,100	229,129	205,173	–	442,402
Freight	–	322,460	119,124	–	441,584
Geological, including geophysical	53,739	1,087,521	1,100,214	104,564	2,346,038
Graphics	196	7,115	1,139	43	8,493
Helicopter and fuel	–	1,846,554	1,951,779	11,451	3,809,784
Operations support	9,496	1,000,931	557,771	64,282	1,632,480
Property acquisition and assessments costs	4,225	17,448	9,838	796,760	828,271
Socioeconomic	6,213	111,153	27,088	9,631	154,085
Technical data	–	–	146	–	146
Travel and accommodation	3,038	508,297	912,591	7,266	1,431,192
	137,187	8,575,793	8,138,367	1,024,724	17,876,071

	IKE	JOY	DUKE	OTHER	TOTAL
Six months ended September 30, 2024	($)	($)	($)	($)	($)
Assays and analysis	26,102	435,313	362,666	2,204	826,285
Drilling	39,843	3,528,469	1,113,156	–	4,681,468
Environmental	5,780	9,993	14,204	41	30,018
Equipment rental	17,625	112,644	112,381	–	242,650
Freight	2,041	177,545	88,678	–	268,264
Geological, including geophysical	187,905	676,960	1,349,033	10,512	2,224,410
Graphics	2,236	3,126	13,709	–	19,071
Helicopter and fuel	455,260	2,204,928	1,138,890	–	3,799,078
Operations support	209,725	1,429,463	1,019,318	12,994	2,671,500
Property acquisition and assessments costs	15,345	1,885	17,681	102,990	137,901
Socioeconomic	78,874	107,300	73,674	7,202	267,050
Technical data	–	18,090	18,020	–	36,110
Travel and accommodation	4,805	134,456	128,959	2,395	270,615
	1,045,541	8,840,172	5,450,369	138,338	15,474,420

Below is a summary of the Company’s major exploration property interests, together with the material property transactions.

(a) IKE District

The IKE District is subject to the following royalties:

•	A 1% net smelter return (“NSR’) on the IKE Property mineral claims capped at $2 million, which can be repurchased at any time for $2 million. An additional 2% NSR, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

•	A 2% NSR on the Granite Property mineral claims which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

•	The entire IKE District is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b) JOY District (Note 7)

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly-owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “Agreement”) whereby Freeport may acquire up to a 70% ownership interest of the JOY District. To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5- year term. On May 11, 2025, Freeport earned the 60% interest under an accelerated timeframe and a joint venture corporation, Aurora Minerals Ltd. has been established to operate the JOY District (Note 7). During the three months ended September 30, 2025, Freeport elected to earn an additional 10% interest, for an aggregate 70% interest by sole funding a further $75 million within the following five years at a rate of no less than $10 million per year.  Freeport is not obligated to continue funding Stage 2 and may abandon it at any time and revert to 60:40 ownership arrangement.

On February 5, 2025, the Company entered into a mineral property option agreement to acquire 100% interest in 22 mineral claims that are located adjacent to its JOY tenure and immediately to the east of its AuRORA copper-gold-silver (“Cu-Au-Ag”) discovery. The terms of the 5-year option to acquire 100% of the Brenda Property require annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. The claims are subject to a 2% net smelter returns royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations or $10 million after commencement of mining. The claims fall largely within the area of common interest under the Agreement. In April, 2025, Freeport exercised its right to have the entire Brenda Property included in the JOY District.

In addition, Freeport has an option to acquire 80% of the PIL Property from Finlay Minerals Ltd. (“Finlay”). Approximately 32% (42.34 km2) of the PIL Property mineral claims area lies within the area of common interest under the Agreement. The Company has exercised its right to have the area under common interest brought into the JOY District. Freeport is responsible for making all expenditures to fund the exercise of the PIL Property option with Finlay. Expenditures incurred within the area of common interest will be credited towards the Agreement with Amarc. If Freeport acquires its interest in the PIL Property, Amarc will have a maximum interest of 24% of the PIL Property.

JOY District is subject to the following royalties:

•	The PINE Property is subject to a 3% NSR on the PINE Property capped at $5 million payable from production.

•	A 2.5% net profits interest (“NPI”) on mineral claims comprising approximately 96% of the PINE Property, which are subject to the 3% NSR and a 1% NSR on the balance of the claims that are not subject to the 3% NSR. The NPI royalty can be reduced to 1.25% at any time for $2.5 million in cash or shares. The NSR royalty can be reduced to 0.5% for $2.5 million in cash or shares.

•	The Paula claim is subject to a 1% NSR royalty payable from commercial production that is capped at $500,000.

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

During the three and six months ended September 30, 2025, the Company recorded a gross amount of cost recovery of $7,387,227 and $9,410,420 respectively (three and six months ended September 30, 2024 - $6,816,979 and $8,840,172) offsetting the expenditures incurred pursuant to the Agreement.

(c) DUKE District

On November 22, 2022, the Company announced that it had entered into a Mineral Property Earn-in Agreement (the "Agreement") with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund $30 million of exploration and development expenditures within four years of the effective date of the Agreement. Amarc is the operator during this initial earn-in stage. Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional $60 million of exploration and development expenditures at a minimum rate of  $10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator.

The Company initially records the amounts of contributions received or receivable from Boliden pursuant to the Agreement as a liability (advanced contributions received) in the statements of financial position, and subsequently recognizes amounts as cost recoveries in the statements of (income) loss as the Company incurs the related expenditures. As at September 30, 2025, the Company recorded advanced contributions balance of $230,296 (March 31, 2025 - $635,530).

During the three and six months ended September 30, 2025, the Company recorded a gross amount of cost recovery of $4,293,316 and $8,550,333 respectively (three and six months ended September 30, 2024: $2,425,987 and $5,450,369 respectively) offsetting the expenditures incurred pursuant to the Agreement.

(d) Other property transactions

On December 16, 2020, the Company closed the sale of its Newton Property, located in south-central BC, to Isaac Mining Corp., an arms-length private company and a wholly-owned subsidiary of Carlyle Commodities Corp. Amarc retains a 2% NSR Royalty in the Newton Property.

On May 16, 2022, the Company entered into a mineral claims option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property, subject to a 2% NSR royalty in the event of commercial production on the property, payable until $10 million has been paid after which the NSR royalty reduces to 0.5%. The Company paid $100,000 during the year ended March 31, 2023 and shall pay $100,000 on or before May 31, 2023 and each year thereafter to, and including, May 31, 2031 until an aggregate of $1 million has been paid to optionor.

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

On August 21, 2025, the Company issued 1,000,000 common shares to Gold Fields Toodoggone Exploration Corp. as part of the contingency consideration set out in the amended PINE property purchase agreement dated on December 9, 2019 whereby consideration was an aggregate of 7,000,000 common shares of which 5,000,000 was issued in the first year and a further 2,000,000 was contingent on certain expenditure levels. The fair value of the shares issued of $690,000 was recorded as exploration and evaluation expenditures in the statements of loss and comprehensive loss.

7. JOINT VENTURE CORPORATION – AURORA MINERALS LTD.

On August 20, 2025, the Company and Freeport had formed a private joint venture corporation, Aurora Minerals Ltd (“Aurora Minerals”) to operate the JOY District (Note 6). Aurora Minerals will hold the JOY District mineral rights and titles with Freeport owning 60% and Amarc owning 40% ownership of the Aurora Minerals. Freeport is the operator of the Aurora Minerals and Freeport have appointed Amarc as the primary contractor to manage JOY District exploration programs under a separate services agreement.

Aurora Minerals was formed by the initial contribution of each of Amarc and Freeport of their respective 40% and 60% interests in the JOY District in consideration for the same percentage of common shares in the equity of Aurora Minerals Ltd.

The transfer of such non-monetary consideration in exchange for the joint venture equity interest was considered to lack commercial substance and accordingly no gain for loss was recorded by the Company.

Subsequent to the establishment of Aurora Minerals, Freeport has elected to solely fund stage 2 of Aurora Minerals expenditures in the aggregate of $75 million within the following five years at a rate of no less than $10 million per year, failing which Freeport and Amarc will proceed to fund the project pro rata on a 60:40 basis. At such time as stage 2 is completed, Freeport’s ownership of Aurora Minerals will increase to 70% and Amarc will decrease to 30%.

During the three months ended September 30, 2025, Aurora Minerals incurred $3,636,971 of exploration and evaluation expenditures. As a result, Amarc earned a contractor fee of $176,000 as manager and primary contractor of the JOY District.

The Company’s interest in Aurora Minerals is accounted for using the equity accounting method on the basis that it retains significant influence over its operations. Amarc reports carrying value of its investment in Aurora Minerals at a nominal value of $1 as Freeport has been sole funder of the Aurora Minerals since inception. Summarized financial information of Aurora Minerals are set out below:

	September 30, 2025		September 30, 2024
Current assets		$1,430,299	N/A
Non-current assets	$	nil	N/A
Current liabilities	$	nil	N/A
Expenses		$3,812,971	N/A
Net loss		$3,812,971	N/A

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

As at September 30, 2025, the Company has a liability within advanced contributions balance of $1,430,299 which represents unspent JOY District exploration and evaluation expenditures advanced to it by Aurora Minerals.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2025	March 31, 2025
	($)	($)
Accounts payable	3,685,323	488,338
Accrued liabilities	695,152	292,585
Total	4,380,475	780,923

9. DIRECTOR’S LOAN

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On November 25, 2024, the Lender agreed to extend the repayment date of the Loan to November 26, 2025.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share.

The change in the Loan balance is as follows:

	Six months ended	Year ended
	September 30, 2025	March 31, 2025
	($)	($)
Opening balance	966,304	784,947
Amortization of transaction costs	25,464	181,357
Closing balance	991,768	966,304

Finance expenses		Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
	($)	($)	($)	($)
Interest on loan	25,205	24,205	50,137	49,137
Amortization of transaction costs	13,046	44,090	25,464	84,683
Total	38,251	68,295	75,601	133,820

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

10. SHARE CAPITAL AND RESERVES

(a) Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

During the six months ended September 30, 2025, 133,332 common shares were issued as a result of exercise of share purchase options.

On August 21, 2025, the Company issued 1,000,000 common shares to Gold Fields Toodoggone Exploration Corp. as part of the contingency consideration set out in the amended PINE property purchase agreement dated on December 9, 2019 whereby consideration was an aggregate of 7,000,000 common shares of which 5,000,000 was issued in the first year and a further 2,000,000 was contingent on certain expenditure levels.

As at September 30, 2025, the number of total issued and outstanding common shares is 225,327,364 (March 31, 2025: 224,194,032)

(b) Share purchase options

The following summarizes changes in the Company’s share purchase options:

	September 30, 2025		March 31, 2025
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Beginning balance	0.102	5,945,332	0.000	13,410,000
Cancelled	NA	–	0.116	(1,480,000)
Exercised	0.095	(133,332)	0.000	(6,214,668)
Expired	NA	–	0.120	(60,000)
Granted	0.680	200,000	0.670	290,000
Ending balance	0.153	6,012,000	0.102	5,945,332

The following summarizes information on the options outstanding and exercisable as at September 30, 2025:

		Weighted Average	Number of	Number of
		Remaining Contractual	Options	Options
Exercise price	Expiry date	Life (periods)	Outstanding	Exercisable

$0.125	11-Apr-26	0.53	120,000	120,000
$0.105	22-Mar-29	3.48	5,100,000	5,100,000
$0.105	22-Mar-27	1.47	302,000	302,000
$0.670	4-Feb-30	4.35	290,000	87,000
$0.680	27-Jun-30	4.74	100,000	50,000
$0.770	9-Jul-27	1.77	100,000	50,000
		3.35	6,012,000	5,709,000

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The Company uses the Black-Scholes option pricing model to estimate the fair value for all stock-based compensation. The expected volatility assumption inherent in the pricing model is based on the historical volatility of the Company’s stock over a term equal to the expected term of the option granted.

During the six months ended September 30, 2025, the Company granted 100,000 share purchase options at an exercise price of $0.68 to its contractor. The weighted average assumptions used in the option pricing model and the resulting weighted average fair values per option for the options granted during the six months ended September 30, 2025 were as follows:

Risk-free rate:	2.86%
Expected life:	5 years
Expected volatility:	110%
Expected dividends:	Nil
Weighted average fair value per option:	$0.54

(c) Share purchase warrants

The following common summarizes changes in the Company’s share purchase warrants:

	September 30, 2025		March 31, 2025
	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants
Beginning balance	0.06	4,807,693	0.06	10,984,163
Exercised	NA	–	0.057	(6,176,470)
Ending balance	0.08	4,807,693	0.06	4,807,693

The following summarizes information on the warrants outstanding as at September 30, 2025:

		Weighted Average
		Remaining Contractual	Warrants
Exercise price	Expiry date	Life (periods)	Outstanding

$0.080	1-Dec-28	3.17	4,807,693
		3.17	4,807,693

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

11. RELATED PARTY TRANSACTIONS

	September 30, 2025	March 31, 2025
Balances due to related parties	($)	($)
Hunter Dickinson Services Inc.	223,949	242,569
United Mineral Services Ltd.	20,612	30,173
High Hills Consulting Ltd. (CFO fees)	19,478	–
Thomas Wilson (former-CFO fees)	–	5,496
Total	264,039	278,238

(a) Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

During the three months ended June 30, 2025, the Company’s President, Chief Executive Officer and Director and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (Note 11(b)).

During the six months ended September 30, 2025, the Company recorded share-based compensation expense of $96 (September 30, 2024 - $60,432) in relation to 200,000 stock options issued to directors and officers of the Company in April 2023.

During the six ended September 30, 2025, the Company incurred fees totaling $72,053 (September 30, 2024 -$15,703) in respect of services provided by the Chief Financial Officer.

(b) Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the

Company, on a non-exclusive basis as needed and as requested by the Company and as available from HDSI (the “Services Agreement”). As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

HDSI also incurs third-party costs on behalf of the Company. Such third-party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Six months ended September 30,
	2025	2024
(rounded to the nearest thousand CAD)	($)	($)
Services received from HDSI and as requested by the Company	1,042,000	597,000
Information technology – infrastructure and support services	42,000	30,000
Office rent	27,000	22,000
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	294,000	185,000
Total	1,405,000	834,000

(c) United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. During the six month ended September 30, 2025, the Company incurred costs of $20,612 (six months ended September 30, 2024 - $12,386) in respect of reimbursement of expenses.

12. SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF LOSS

(a) Salaries, fees and benefits

Salaries, fees and benefits included in exploration and evaluation expenses, JV contractor costs and administration expenses are as follows:

	Three months ended September 30, 2025		Six months ended September 30, 2025
	2025(1)	2024(1)	2025(1)	2024(1)
Salaries, fees and benefits	($)	($)	($)	($)
Exploration and evaluation expenses	7,173,000	5,144,000	10,130,000	7,600,000
Administration expenses (2)	108,000	87,000	194,000	168,000
	7,281,000	5,231,000	10,324,000	7,768,000

(1)	rounded to the nearest thousand dollar
(2)	includes salaries and benefits included in office and administration expenses (Note 12(b)) and other salaries and benefits expenses classified as administration expenses

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b) Office and administration expenses

Office and administration expenses include the following:

	Three months ended September 30, 2025		Six months ended September 30, 2025
	2025(1)	2024(1)	2025(1)	2024(1)
	($)	($)	($)	($)
Salaries and Benefits	105,000	87,000	191,000	168,000
Data processing and retention	3,000	5,000	5,000	9,000
Insurance	7,000	7,000	15,000	14,000
Other office expenses	10,000	6,000	59,000	14,000
	125,000	105,000	270,000	205,000

(1) rounded to the nearest thousand dollar

13. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC, from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026.

Right-of-use asset

A summary of the changes in the right-of-use asset for the six months ended September 30, 2025 is as follows:

Right-of-use-asset	($)
Balance at March 31, 2025	21,858
Amortization	(10,088)
Balance at September 30, 2025	11,770

Lease liability

On May 1, 2021, the Company entered into the lease agreement, which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the six months ended September 30, 2025 are as follows:

Lease liability	($)
Balance at March 31, 2025	28,765
Lease payment – base rent portion	(14,082)
Lease liability – accretion expense	1,267
Balance at September 30, 2025	15,950
Current portion	15,950
Long-term portion	-

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The following is a schedule of the Company’s future lease payments (base rent portion) under the lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2026 (July 1, 2025 to March 31, 2026)	14,082
Fiscal 2027 (April 1, 2026 to April 29, 2027) (Note 6)	2,347
Total undiscounted lease payments	16,429
Less: imputed interest	(482)
Lease liability as at September 30, 2025	15,950

13. FINANCIAL RISK MANAGEMENT

(a) Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company’s investment policy is to invest its cash in highly liquid, short-term, interest-bearing investments having maturity dates of three months or less from the date of acquisition, which are readily convertible into known amounts of cash.

The Company is not subject to any imposed equity requirements.

There were no changes to the Company’s approach to capital management during the six months ended September 30, 2025.

(b) Carrying amounts and fair values of financial instruments

Fair value

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy for financial instruments measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1 ‐ applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Level 2 ‐ applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

Level 3 ‐ applies to assets or liabilities for which there are unobservable market data.

The Company’s recorded amounts of cash, amounts receivable, accounts payable and other liabilities approximate their respective fair values due to their short‐term nature. The carrying value of the restricted cash approximates its fair value, as it is cash-based. The Company’s marketable securities are carried at fair value based on quoted prices in active markets (level 1).

As at September 30, 2025, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

(c) Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fair to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, and amounts receivable and other assets. The carrying values of these financial assets represent the Company’s maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash in high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements after taking into account the Company’s holdings of cash.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. In the management of liquidity risk, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. The directors of the Company are of the opinion that, taking into account the Company's cash reserves and external financial resources, the Company has sufficient working capital for its current obligations.

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AMARC RESOURCES LTD.
Notes to the Condensed Interim Financial Statements.
For the three and six months ended September 30, 2025 and 2024
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at September 30, 2025, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at September 30, 2025, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

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